Adopted November 9, 1939                                 File No. 69-65


                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


                                     FORM U-3A-2

                         For the Year Ended December 31, 1997

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                      ------------------------------------------
                                  (Name of Company)

     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          l. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                      ------------------------------------------

          Central Vermont Public Service Corporation ("CVPS"), incorporated under the laws of the State of Vermont, has its principal executive office in Rutland, Vermont.

          The principal business of the Company is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to about 139,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to its subsidiary, Connecticut Valley Electric Company Inc.; Woodsville Fire District Water and Light Dept.; New Hampshire Electric Cooperative Inc.; and in Vermont to one small private utility. It also interchanges economy and emergency power through the New England Power Pool.

                       CONNECTICUT VALLEY ELECTRIC COMPANY INC.
                       ----------------------------------------

          Connecticut Valley Electric Company Inc. ("CVEC"), a wholly owned subsidiary of CVPS, incorporated under the laws of the State of New Hampshire, has its principal office in Claremont, New Hampshire.

          CVEC acquired on December 31, 1949, the business and properties of CVPS located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

          The principal business of CVEC is the purchase of electric energy and its transmission, distribution, and sale for light, power, heat and other purposes to about 10,000 customers in Claremont and 12 other towns and villages in New Hampshire.

                         VERMONT ELECTRIC POWER COMPANY, INC.
                         ------------------------------------

          Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of CVPS which owns 56.8% of its outstanding Common Stock, $100 Par Value, and 46.6% of its outstanding Preferred Stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

          VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. Although the Company owns 56.8% of VELCO's outstanding common stock, the Four-Party Agreement effectively restricts the Company's control of VELCO and therefore VELCO's financial statements have not been consolidated. The Four-Party Agreement continued in full force and effect until May 1995 and was extended for an additional two-year term in May 1995, and every two years thereafter, unless at least ninety (90) days prior to any two-year anniversary, any party shall notify the other parties in writing that it desires to terminate the agreement as of such anniversary. No such notification has been filed by the parties.

          VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

          VELCO also has agreements for single unit and system power purchases which it resells at its cost to various electric distribution utilities in the State of Vermont.

          VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

                      VERMONT ELECTRIC TRANSMISSION COMPANY, INC.
                      -------------------------------------------

          Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly owned subsidiary of VELCO, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

          VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.

                        VERMONT YANKEE NUCLEAR POWER CORPORATION
                        ----------------------------------------

          Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS which owns 31.3% of its outstanding common stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal in Brattleboro, Vermont.

          Vermont Yankee was formed by a group of New England Utilities for the purpose of constructing and operating a nuclear-powered generating plant in Vernon, Vermont. The electricity generated by the Vernon plant is sold to Vermont Yankee's sponsoring stockholders.

                                  C. V. REALTY, INC.
                                  ------------------

          C. V. Realty, Inc., incorporated under the laws of the State of Vermont, has its principal in Rutland, Vermont.

          C. V. Realty, Inc., a wholly owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this Company to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

                         CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                                EAST BARNET HYDROELECTRIC, INC.
                         --------------------------------------------

          Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. ("East Barnet"), a wholly owned subsidiary of CVPS incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

          For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

                           CATAMOUNT INVESTMENT CORPORATION
                           --------------------------------

          Catamount Investment Corporation ("CIC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Investment Corporation, a wholly owned subsidiary of CVPS, was formed for the purpose of investing in unregulated business opportunities.

                               SMARTENERGY SERVICES, INC.
                               --------------------------

          SmartEnergy Services, Inc. ("SES"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          SES, a wholly owned subsidiary of CVPS, was formed for the purpose of engaging in the sale or rental of electric water heaters, energy efficient products and other related goods and services.

                            SMARTENERGY CONTROL SYSTEMS, INC.
                            ---------------------------------

          SmartEnergy Control Systems, Inc. ("SCS"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          SCS is a wholly owned subsidiary of SES, was formed for the purpose of developing and distributing energy efficiency products with dairy industry applications.

          For financial reporting purposes, SCS's financial data is included with SES on the Consolidating Financial Statements.

                             CATAMOUNT ENERGY CORPORATION
                             ----------------------------

          Catamount Energy Corporation ("CEC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          CEC is a wholly owned subsidiary of CVPS and was formed primarily for the purpose of investing in energy supply projects. CEC has eleven wholly owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, Catamount Williams Lake, Ltd., Catamount Rupert Corporation, Catamount Glenns Ferry Corporation, Summersville Hydro Corporation, Gauley River Management Corporation, Catamount Thetford Corporation, Catamount Heartlands Corporation, and Catamount Heartlands Limited.

                             CATAMOUNT RUMFORD CORPORATION
                             -----------------------------

          Catamount Rumford Corporation, formerly CV Rumford, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Rumford Corporation is a wholly owned subsidiary of CEC and is a limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

          For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                             RUMFORD COGENERATION COMPANY, L.P.
                             ----------------------------------

          Rumford Cogeneration Company, L.P., formed under the laws of the State of Maine, has its principal office in Rumford, Maine.

          Rumford Cogeneration Company, owns an 85 MW coal and wood-fired cogeneration facility in Rumford, Maine and is a subsidiary of Catamount Rumford Corporation which owns a 15.0537% limited partnership interest.

                                EQUINOX VERMONT CORPORATION
                                ---------------------------

          Equinox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Equinox Vermont Corporation is a wholly owned subsidiary of CEC and is a general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

          For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                                  RYEGATE ASSOCIATES
                                  ------------------

          Ryegate Associates ("Ryegate"), formed under the laws of the State of Utah, has its principal office in Houston, Texas.

          Ryegate owns a 20 MW wood-fired small power production facility located in Ryegate, Vermont and is a subsidiary of Equinox Vermont Corporation which owns a 33.11265% limited partnership interest.

                            APPOMATTOX VERMONT CORPORATION
                            ------------------------------

          Appomattox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Appomattox Vermont Corporation is a wholly owned subsidiary of CEC and is a limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

          For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                             APPOMATTOX COGENERATION, INC.
                             -----------------------------

          Appomattox Cogeneration, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, $1 Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Houston, Texas.

          Appomattox Cogeneration, Inc. was formed for the purpose of acquiring a general partnership interest in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

                              APPOMATTOX COGENERATION L.P.
                              ----------------------------

          Appomattox Cogeneration L.P., formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

          Appomattox Cogeneration L.P. owns a 41MW coal and wood-fired cogeneration facility located in Hopewell, Virginia and is a subsidiary of Appomattox Vermont Corporation which owns a 24.75% limited partnership interest.

                              CATAMOUNT WILLIAMS LAKE, LTD.
                              -----------------------------

          Catamount Williams Lake, Ltd., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Williams Lake, Ltd. is a wholly owned subsidiary of CEC. During 1997 Catamount Williams Lake, Ltd. sold its limited partnership interest in T.E.S. Williams Lake Limited Partnership, which was a limited partner in NW Energy (Williams Lake) Limited Partnership, which owns a 60 MW wood-fired generating project in Williams Lake, British Columbia, Canada.

          For financial reporting purposes, Catamount Williams Lake, Ltd.'s financial data is included with CEC on the Consolidating Financial Statements.

                               T.E.S. WILLIAMS LAKE, L.P.
                               --------------------------

          T.E.S. Williams Lake, L. P., a limited partnership was organized under the laws of the Province of British Columbia and has its principal office in Vancouver, British Columbia, Canada.

          T.E.S. Williams Lake, L.P., a subsidiary of Catamount Williams Lake, Ltd., was formed for the purpose of serving as a limited partner to acquire an interest in NW Energy (Williams Lake) L.P.

          As of December 1997, CEC no longer owned an interest in this partnership.

                               NW ENERGY (WILLIAMS LAKE) L.P.
                               ------------------------------

          NW Energy (Williams Lake) L.P., a limited partnership was organized under the laws of the Province of British Columbia and has its principal office in Vancouver, British Columbia, Canada.

          NW Energy (Williams Lake), L.P., a subsidiary of T.E.S. Williams Lake, L.P., was formed for the purpose of serving as a limited partner to develop, finance, construct, operate and maintain a 60 MW wood-fired generating project in Williams Lake, British Columbia, Canada.

          As of December 1997, CEC no longer owned an interest in this facility.

                               CATAMOUNT RUPERT CORPORATION
                               ----------------------------

          Catamount Rupert Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Rupert Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of owning a limited partnership interest in Rupert Cogeneration Partners, Ltd., which developed and owns a 10 MW gas fired cogeneration facility in Rupert, Idaho.

          For financial reporting purposes, Catamount Rupert Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                                  RUPERT MANAGEMENT, INC.
                                  -----------------------

          Rupert Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

          Rupert Management, Inc. was formed for the purpose of acquiring a general partnership interest in Rupert Cogeneration Partners, Limited, which developed and owns a 10MW gas-fired cogeneration facility in Rupert, Idaho.

                            RUPERT COGENERATION PARTNERS, LIMITED
                            -------------------------------------

          Rupert Cogeneration Partners Limited, formed under the laws of the State of Colorado, has its principal office in Rutland, Vermont.

          Rupert Cogeneration Partners, Limited owns a 10MW gas-fired cogeneration facility located in Rupert, Idaho and is a subsidiary of Catamount Rupert Corporation which owns a 49.5% limited partnership interest.

                             CATAMOUNT GLENNS FERRY CORPORATION
                             ----------------------------------

          Catamount Glenns Ferry Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Glenns Ferry Corporation is a wholly owned subsidiary of CEC and is a limited partner in Glenns Ferry Cogeneration Partners, Ltd., which developed and owns a 10 MW gas fired cogeneration facility in Glenns Ferry, Idaho.

          For financial reporting purposes, Catamount Glenns Ferry Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                                GLENNS FERRY MANAGEMENT, INC.
                                -----------------------------

          Glenns Ferry Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

          Glenns Ferry Management, Inc. was formed for the purpose of acquiring a general partnership interest in Glenns Ferry Cogeneration Partners, Limited, which developed and owns a 10MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

                     GLENNS FERRY COGENERATION PARTNERS, LIMITED
                     -------------------------------------------

          Glenns Ferry Cogeneration Partners, Limited, formed under the laws of the State of Colorado, has its principal office in Rutland, Vermont.

          Glenns Ferry Cogeneration Partners, Limited owns a 10MW gas-fired cogeneration facility located in Glenns Ferry, Idaho and is a subsidiary of Catamount Glenns Ferry Corporation which owns a 49.5% limited partnership interest.

                         GAULEY RIVER MANAGEMENT CORPORATION
                         -----------------------------------

          Gauley River Management Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Gauley River Management Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of serving as the General Partner in Gauley River Power Partners, L.P., which is developing a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

                           SUMMERSVILLE HYDRO CORPORATION
                           ------------------------------

          Summersville Hydro Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Summersville Hydro Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of owning a limited partnership interest in Gauley River Power Partners, L.P. which is developing a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

                          GAULEY RIVER POWER PARTNERS, L.P.
                          ---------------------------------

          Gauley River Power Partners, L.P., formed under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Gauley River Power Partners, L.P., a subsidiary of Summersville Hydro Corporation, was formed for the purpose of serving as a limited partner to operate and maintain an 80 MW hyrdoelectric generating facility on the Gauley River in Summersville, West Virginia.

                            CATAMOUNT THETFORD CORPORATION
                            ------------------------------

          Catamount Thetford Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Thetford Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of owning approximately 44% of the common stock of Fibrothetford Ltd., which is constructing a poultry litter fired power station in Thetford, England designed to produce 38.5 MW.

          For financial reporting purposes, Catamount Thetford Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                               FIBROWATT THETFORD, LTD.
                               ------------------------

          Fibrowatt Thetford, Ltd., formed under the laws of England, has its registered office at London, England.

          Fibrowatt Thetford, Ltd. is constructing a 38.5 MW biomass-fired power station located in Thetford, England and is a subsidiary of Catamount Thetford Corporation which owns a 44% partnership interest.

                            CATAMOUNT HEARTLANDS CORPORATION
                            --------------------------------

          Catamount Heartlands Corporation, incorporated under the laws of the State of Delaware, has its principal office in Rutland, Vermont.

          Catamount Heartlands Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of making certain loans to Heartlands Power Limited which is constructing a natural gas-fired power station in Fort Dunlop, England designed to produce 98 MW.

          For financial reporting purposes, Catamount Heartlands Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                            CATAMOUNT HEARTLANDS LIMITED
                            ----------------------------

          Catamount Heartlands Limited, a private company limited by shares under the Companies Act of 1985, formed under the laws of England and Wales, has its registered office at 69 Old Broad Street, London, UK.

          Catamount Heartlands Limited is a wholly owned subsidiary of CEC and was formed for the purpose of owning 50% of the common stock of Heartlands Power Limited which is constructing a natural gas-fired power station in Fort Dunlop, England designed to produce 98 MW.

          For financial reporting purposes, Catamount Heartlands Limited's financial data is included with CEC on the Consolidating Financial Statements.

                               HEARTLANDS POWER LIMITED
                               ------------------------

          Heartlands Power Limited was formed under the laws of England and Wales, and has its registered office in London, England.

          Heartlands Power Limited, a subsidiary of Catamount Heartlands Limited, was formed to develop, finance, construct, own and operate a 98 MW natural gas-fired power station in Fort Dunlop, Birmingham, England.



          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                      ------------------------------------------

          CVPS's electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (an affiliate of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 20 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

          The electric systems of CVPS include about 614 miles of transmission lines, about 7,266 miles of overhead distribution lines and about 235 miles of underground distribution lines, which are located in Vermont except for about 23 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

          CVPS is a stockholder, together with other New England utilities, in four nuclear generating companies. CVPS is entitled to a percentage of the power output of each of such companies, as follows:

          Vermont Yankee Nuclear Power Corporation in Vermont (31.141% - 154.8
     MW); Maine Yankee Atomic Power Company (MY) in Maine (2% - 16.9 MW); Connecticut Yankee Atomic Power Company (CY) in Connecticut (2% - 11.6 MW); and Yankee Atomic Electric Company (YA) in Massachusetts (3.5% - 6.153 MW).

          MY, CY & YA permanently ceased power operations of their nuclear power plants.

          CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants and locations, and the amount of CVPS's participation is as follows:

          Wyman #4 in Maine (1.7769% - 11 MW); Millstone #3 in Connecticut (1.7303% - 20 MW); Joseph C. McNeil Generating Station in Vermont (20% -
     10.76 MW).

          The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 47.35% owner of this project.

                       CONNECTICUT VALLEY ELECTRIC COMPANY INC.
                       ----------------------------------------

          CVEC's electric properties consist of two principal systems in New Hampshire which are not interconnected with each other but each of which is connected directly with facilities of CVPS.

          The electric systems of CVEC include about two miles of transmission lines, about 427 miles of overhead distribution lines and about 11 miles of underground distribution lines.

                        VERMONT ELECTRIC POWER COMPANY, INC.
                        ------------------------------------

          VELCO has no generating facilities but has approximately 483 miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the NYPA at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-
Vermont State line at Wilder, Vermont and at Monroe, New Hampshire,
     Claremont, New Hampshire, and at the Massachusetts-Vermont State line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

                      VERMONT ELECTRIC TRANSMISSION COMPANY, INC.
                      -------------------------------------------

          VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of New England Electric System (not an affiliate of CVPS).

                       VERMONT YANKEE NUCLEAR POWER CORPORATION
                       ----------------------------------------

          Upon installation of the new low pressure turbines in April 1995, Vermont Yankee declared its nuclear power electric generating plant with a net maximum dependable capacity of 510 (MWe). The plant, which began commercial operation on November 30, 1972, is located on the west bank of the Connecticut River in Vernon, Vermont.

                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                           EAST BARNET HYDROELECTRIC, INC.
                     --------------------------------------------

          Electric properties of East Barnet consist of a 2200 KW hydroelectric generating station and associated facilities at East Barnet, Vermont, involving real estate of 25.54 acres.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of KWH of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                   Electric (KWH.)           Gas (Mcf.)
                                   --------                  ---

               VY                  4,266,866,000 (1)         None

               CVPS                3,469,482,000 (2)         None

               CVEC                  169,697,728             None

               VELCO                 991,200,940             None

         (1) Includes sales to Vermont Electric Power Company, Inc.

         (2) Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.


          (b) Number of KWH of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                       None


          (c) Number of KWH of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                   Electric (KWH.) (1)       Gas (Mcf.)
                                   --------                  ---

               VY                  None                      None

               CVPS                172,987,197 (2)           None

               CVEC                None                      None

               VELCO               None                      None

           (1)  Deliveries made at the step-up substation at the site.

           (2) Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.


          (d) Number of KWH of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                                   Electric (KWH.)           Gas (Mcf.)
                                   --------                  ---

               VY                  None                      None

               CVPS                 88,354,123               None

               CVEC                135,700,034               None

               VELCO               726,800,260               None


                     Central Vermont Public Service Corporation -
                           East Barnet Hydroelectric, Inc.
                     --------------------------------------------

     East Barnet leases one hydroelectric generating station, which went into service September 1, 1984 to CVPS.

          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator (EWG) or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          NW Energy (Williams Lake) Limited Partnership, located in Williams Lake, British Columbia, Canada; its business address is at 1710-1066 West Hastings Street, Vancouver, British Columbia, Canada. The facility is a wood waste fired electric generating facility with 60MW (net output). As of December 1997, CEC no longer owned any interest in this facility.

          Fibrothetford Limited, under construction in Thetford in Norfolk, England; its registered office is 38 Clarendon Road, London, England W11 3AD. The facility is a poultry litter fired power station designed to produce 38.5 MW.

          Glenns Ferry Cogeneration Partners, Ltd. located in Glenns Ferry, Idaho; its registered office is 71 Allen Street, Building A, Rutland, Vermont. The facility is a 10MW gas fired cogeneration facility placed in operation on December 2, 1996.

          Rupert Cogeneration Partners, Ltd. located in Rupert, Idaho; its registered office is 71 Allen Street, Building A, Rutland, Vermont. The facility is a 10MW gas fired cogeneration facility placed in operation on November 21, 1996.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of the Company; Catamount Williams Lake, Ltd. ("Wms Lake") is a wholly owned subsidiary of CEC. Wms Lake was a Limited Partner in T.E.S. Williams Lake Limited Partnership ("T.E.S. LP"). During 1997 Wms Lake sold its 24.5% interest in a limited partnership interest in T.E.S. LP, whose sole business is owning a limited partnership interest in NE Energy Williams Lake Limited Partnership ("NW Energy"). NW Energy is a limited partnership formed under and in accordance with the laws of the Province of British Columbia, Canada. The facility is used for the generation of electric energy exclusively for sale at wholesale.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of the Company; Catamount Thetford Corporation ("CTC") is a wholly owned subsidiary of CEC. CTC is currently a 15% (ultimately 44%) shareholder of Fibrothetford Limited ("Thetford"), Foster Wheeler Energy Limited is a 5% shareholder; and Fibrowatt Limited is currently an 80% (ultimately 51%) shareholder. Thetford is incorporated as a private company limited by shares under the Companies Act of 1985 formed under and in accordance with the laws of England and Wales, United Kingdom. Thetford will construct and operate an electric power station fueled predominantly by poultry litter.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of the Company; Catamount Glenns Ferry Corporation ("CGFC") is a wholly owned subsidiary of CEC. CEC owns 50% of Glenns Ferry Management Inc. ("GFM"), the 1% general partner of Glenns Ferry Cogeneration Partners, Ltd. ("Glenns Ferry") and The Eastern Group owns 50%. CGFC owns 49.5% of Glenns Ferry and Eastern Glenns Ferry owns the remaining 49.5%. Glenns Ferry is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of the Company; Catamount Rupert Corporation ("CRC") is a wholly owned subsidiary of CEC. CEC owns 50% of Rupert Management Inc. ("RM"), the 1% general partner of Rupert Cogeneration Partners, Ltd. ("Rupert") and Eastern Power Corporation owns 50%. CRC owns 49.5% of Rupert and Eastern Rupert owns the remaining 49.5%. Rupert is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                             Indirect                       Debt or
                             Capital        Guarantee       Financial
                             Invested       of Security     Obligation
                             --------       -----------     ----------

     CATAMOUNT WILLIAMS
     LAKE, LTD.              $   0          None            None

     CATAMOUNT THETFORD      $7,598,920.    None            None
     CORPORATION

     CATAMOUNT GLENNS
     FERRY CORPORATION       $1,269,209.    None            None

     CATAMOUNT RUPERT
     CORPORATION             $1,592,803.    None            None


          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                    Capitalization                Earnings
                                    --------------                --------

          CATAMOUNT WILLIAMS
          LAKE, LTD.                $91,281,923.                  $2,279,286.
          (thru July 1997 only)


          CATAMOUNT THETFORD
          CORPORATION               $44,579,000.                  $      (21.)

          CATAMOUNT GLENNS
          FERRY CORPORATION         $14,328,883.                  $  811,205.

          CATAMOUNT RUPERT
          CORPORATION               $13,496,009.                  $1,012,471.


          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                 None


                                  EXHIBITS
                                  --------

          Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 1997.

          Exhibit B is the Financial Data Schedule.

          Exhibit C is the Organizational chart showing the relationship of each exempt wholesale generator (EWG) to associate companies in the holding-
company system.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 3rd day of March 1998.


                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                     ------------------------------------------
                                (Name of Claimant)


                     By:  /s/ James M. Pennington
                          James M. Pennington, Vice President, Controller


     CORPORATE SEAL

     Attest:


     /s/  Carole L. Root
          Assistant Secretary




     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



     Carole L. Root                          Assistant Secretary
     ---------------------------------------------------------------------
          (Name)                                  (Title)

                   Central Vermont Public Service Corporation
     ---------------------------------------------------------------------

                     77 Grove Street, Rutland, VT   05701
     ---------------------------------------------------------------------
                                   (Address)

                                                            Exhibit A

                                             CENTRAL VERMONT PUBLIC SERVICE CORPORATION         1 of 2
                                                         AND ITS SUBSIDIARIES
                                         Consolidating Statement of Income and Retained Earnings
                                                       Year Ended December 31, 1997
                                                          (Dollars in thousands)
                                                                                    Consol-
                                                                                    idating    TOTAL
                                           CVPS-CONS   VELCO     VETCO      VY      Entries     CONS
                                           --------- --------- --------- --------- --------- ----------
                                                       56.8%   (Note C)    31.3%
                                                       Owned               Owned

Operating revenues                         $304,732   $18,481    $5,522  $173,106  ($66,730)  $435,111
                                           --------- --------- --------- --------- --------- ----------
Operating expenses:
  Operation:
    Purchased power                         171,443         -         -         -   (53,877)   117,566
    Production and transmission              22,417     2,583        25    19,232   (12,661)    31,596
    Other operation                          40,909     5,147       161    83,360      (192)   129,385
  Maintenance                                15,333     1,908       217    17,162         -     34,620
  Depreciation                               16,931     4,283     2,440    15,889         -     39,543
  Decommissioning expense                         -         -         -    12,582         -     12,582
  Other taxes, principally property taxes    11,490     2,314       540     9,158         -     23,502
  Taxes on income (Note B)                    7,573      (527)      483     1,762         -      9,291
                                           --------- --------- --------- --------- --------- ----------
       Total operating expenses             286,096    15,708     3,866   159,145   (66,730)   398,085
                                           --------- --------- --------- --------- --------- ----------
Operating income                             18,636     2,773     1,656    13,961         -     37,026

Other income and deductions:
  Equity in earnings of companies not
   consolidated                               3,214       652         -         -    (3,414)       452
  Allowance for equity funds during constru      75         -         -        60         -        135
  Other income, net                           6,749       162       120     5,268         -     12,299
  Other taxes                                  (227)        -         -    (1,761)        -     (1,988)
  Benefit (provision) for income taxes       (1,590)        -         -         -         -     (1,590)
                                           --------- --------- --------- --------- --------- ----------
Total operating and other income             26,857     3,587     1,776    17,528    (3,414)    46,334
Net interest expense                          9,706     2,374     1,124    10,694         -     23,898
                                           --------- --------- --------- --------- --------- ----------
Net income (loss) before extraordinary item  17,151     1,213       652     6,834    (3,414)    22,436
Extraordinary item, net of tax                  811         -         -         -         -        811
                                           --------- --------- --------- --------- --------- ----------
Net income before minority interest          16,340     1,213       652     6,834    (3,414)    21,625
Minority interest in net income                   -         -         -         -    (5,285)    (5,285)
                                           --------- --------- --------- --------- --------- ----------
Net income after minority interest           16,340     1,213       652     6,834    (8,699)    16,340
Retained Earnings, January 1                 74,137       206        46     1,701    (1,953)    74,137
                                           --------- --------- --------- --------- --------- ----------
                                             90,477     1,419       698     8,535   (10,652)    90,477
Cash dividends declared:                   --------- --------- --------- --------- --------- ----------
  Preferred stock                             2,028       675         -         -      (675)     2,028
  Common stock                               12,608       540       675     7,344    (8,559)    12,608
                                           --------- --------- --------- --------- --------- ----------
       Total dividends                       14,636     1,215       675     7,344    (9,234)    14,636
                                           --------- --------- --------- --------- --------- ----------
Retained Earnings, December 31              $75,841      $204       $23    $1,191   ($1,418)   $75,841
                                           ========= ========= ========= ========= ========= ==========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION                 2 of 2
                                                            AND ITS SUBSIDIARIES

                                         Consolidating Statement of Income and Retained Earnings
                                                       Year Ended December 31, 1997
                                                          (Dollars in thousands)                         Reclassi-
                                                                                                          fying &
                                                                 C.V.                                     Consol-
                                                                Realty,                                   idating
                                             CVPS      CVEC      Inc.       SES       CEC       CIC       Entries  CVPS-CONS
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

Operating revenues                         $295,912   $19,635         -    $1,802      $348         $0   ($12,965) $304,732
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Operating expenses:
  Operation and maintenance:
    Purchased power                         161,743    19,998         -         -         -         -     (10,298)  171,443
    Production and transmission              22,400        17         -         -         -         -           -    22,417
    Other operation                          39,029     2,264         -     2,610     2,785         95     (5,874)   40,909
  Maintenance                                14,884       449         -         4        15         -         (19)   15,333
  Depreciation                               16,489       442         3       355        49         -        (407)   16,931
  Other taxes                                10,826       665         -        94       103         -        (198)   11,490
  Taxes on income (Note B)                    9,177    (1,605)        2      (500)    2,097        (39)    (1,559)    7,573
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
       Total operating expenses             274,548    22,230         5     2,563    (5,049)        56    (18,355)  286,096
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Operating income (loss)                      21,364    (2,595)       (5)     (761)   (4,701)       (56)     5,390    18,636
Other income and deductions:
  Equity in earnings of companies not
   consolidated                               2,674         -         -         -     5,378         -      (4,838)    3,214
  Allow. for equity funds during constructi      75         -         -         -         -         -           -        75
  Other income (expenses), net                1,532        14        13        22     3,461         -       1,707     6,749
  Other taxes                                   (21)        -         -         -        (8)        -        (198)     (227)
  Benefit (provision) for income taxes          (25)       (6)        -         -         -         -      (1,559)   (1,590)
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Total operating and other income (loss)      25,599    (2,587)        8      (739)    4,130        (56)       502    26,857
Net interest expense                          9,259       409         -         -        76         -         (38)    9,706
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Net income (loss) before extraordinary item  16,340    (2,996)        8      (739)    4,054        (56)       540    17,151
Extraordinary item, net of tax                    -       811         -         -         -          -                  811
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Net income (loss)                            16,340    (3,807)        8      (739)    4,054        (56)       540    16,340
Retained Earnings, January 1                 74,137     1,570       198      (532)    6,796        (37)    (7,995)   74,137
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                             90,477    (2,237)      206    (1,271)   10,850        (93)    (7,455)   90,477
Cash dividends declared:                   --------- --------- --------- --------- --------- ----------  --------- ---------
  Preferred stock                             2,028         -         -         -         -         -           -     2,028
  Common stock                               12,608         -         -         -         -         -           -    12,608
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
       Total dividends                       14,636         -                   -                   -                14,636
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Retained Earnings, December 31              $75,841   ($2,237)     $206   ($1,271)  $10,850       ($93)   ($7,455)  $75,841
                                           ========= ========= ========= ========= ========= ==========  ========= =========

                                                                Exhibit A

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION      1 of 4
                                                            AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1997
                                                          (Dollars in thousands)


                                                                                    Consol-
                                                                                    idating    TOTAL
                                           CVPS-Cons   VELCO     VETCO      VY      Entries     CONS
                                           --------- --------- --------- --------- --------- ----------
                                                       56.8%   (Note C)    31.3%
                                                       Owned               Owned
                 Assets
                -------
Utility plant, at original cost            $461,482   $96,919   $47,763  $392,593         -   $998,757
  Less accumulated depreciation             151,250    52,842    27,517   253,229         -    484,838
                                           --------- --------- --------- --------- --------- ----------
                                            310,232    44,077    20,246   139,364         -    513,919
  Construction work in progress              10,450         -         -     2,691         -     13,141
                                           --------- --------- --------- --------- --------- ----------
                                            320,682    44,077    20,246   142,055         -    527,060
Nuclear fuel                                  7,110         -         -   419,584         -    426,694
  Less accumulated amortization               6,146         -         -   385,562         -    391,708
                                           --------- --------- --------- --------- --------- ----------
     Net utility plant                      321,646    44,077    20,246   176,077         -    562,046
                                           --------- --------- --------- --------- --------- ----------
Investments in affiliates, at equity (Note D)
  Nuclear generating companies               21,469         -         -         -   (16,866)     4,603
  Other affiliated companies                  5,026     3,223         -         -    (8,249)         -
                                           --------- --------- --------- --------- --------- ----------
     Total                                   26,495     3,223         -         -   (25,115)     4,603
                                           --------- --------- --------- --------- --------- ----------

Nonutility investments                       30,772         -         -         -         -     30,772
                                           --------- --------- --------- --------- --------- ----------
Nonutility property, less accumulated
  depreciation of $3,664 consolidated         2,894         -         -         -         -      2,894
                                           --------- --------- --------- --------- --------- ----------
Current assets:
  Cash & Cash Equivilents                    16,506       190        81     4,135         -     20,912
  Accounts receivable, less allowance for
    uncollectible accts. $1,132 consolidate  22,453    10,720         -    12,169         -     45,342
  Accounts receivable - affiliates              713     7,049         7     5,636   (13,405)         0
  Unbilled revenue                           18,951       188         -         -         -     19,139
  Materials and supplies, at average cost     3,779     1,699       102    16,796         -     22,376
  Prepayments                                 1,464       130         3     4,370         -      5,967
  Other current assets                        8,338     2,292         2         -         -     10,632
                                           --------- --------- --------- --------- --------- ----------
     Total current assets                    72,204    22,268       195    43,106   (13,405)   124,368
                                           --------- --------- --------- --------- --------- ----------
Regulatory assets and other deferred charge  90,132       998       942   365,657         -    457,729
                                           --------- --------- --------- --------- --------- ----------
      Total Assets                         $544,143   $70,566   $21,383  $584,840  ($38,520) $1,182,412
                                           ========= ========= ========= ========= ========= ==========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                                           AND ITS SUBSIDIARIES
                                                                                            2 of 4
                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1997
                                                          (Dollars in thousands)

                                                                                    Consol-
                                                                                    idating    TOTAL
                                           CVPS-CONS   VELCO     VETCO      VY      Entries     CONS
                                           --------- --------- --------- --------- --------- ----------
                                                       56.8%   (Note C)    31.3%
     Capitalization and Liabilities                    Owned               Owned
     ------------------------------
Capitalization:
 Common stock (Note E)                      $70,715    $6,000        $1   $40,001  ($46,002)   $70,715
 Other paid-in capital                       47,189        -      3,199    14,226    (7,536)    57,078
 Capital stock expense                       (1,894)       -         -         -         -      (1,894)
 Treasury stock, at cost (Note E)            (4,728)       -         -     (1,130)    1,130     (4,728)
 Retained earnings                           75,841       204        23     1,191    (1,418)    75,841


                                           --------- --------- --------- --------- --------- ----------
     Total common stock equity              187,123     6,204     3,223    54,288   (53,826)   197,012
                                           --------- --------- --------- --------- --------- ----------
Cumulative preferred and preference
  stock (Note F)                             27,054    10,000        -         -    (10,000)    27,054
Return of Capital                                -     (6,800)       -         -      6,800          -
                                           --------- --------- --------- --------- --------- ----------
     Total preferred stock                   27,054     3,200        -         -     (3,200)    27,054
                                           --------- --------- --------- --------- --------- ----------

First Mortgage bonds                         76,500    22,788        -     75,845        -     175,133
Notes payable                                16,599        -      8,560        -         -      25,159
Other long-term debt                             -        566        -     17,912        -      18,478
Long-Term lease arrangements                 17,223        -         -         -         -      17,223
                                           --------- --------- --------- --------- --------- ----------
     Total long-term debt                   110,322    23,354     8,560    93,757        -     235,993
                                           --------- --------- --------- --------- --------- ----------

Minority interest                                -         -         -         -     31,911     31,911
                                           --------- --------- --------- --------- --------- ----------
     Total capitalization                   324,499    32,758    11,783   148,045   (25,115)   491,970
                                           --------- --------- --------- --------- --------- ----------

Current liabilities:
  Notes payable - banks                      12,650     9,300     1,900        -         -      23,850
  Long-term debt - current portion           24,271     4,413     1,960        -         -      30,644
  Accounts payable                            5,139    15,611        18     2,012        -      22,780
  Accounts payable - affiliates              11,911       689       764        41   (13,405)         0
  Accrued interest                              555       344        35     1,642        -       2,576
  Accrued income taxes                        6,631        70        (6)    2,017        -       8,712
  Other current liabilities                  29,614        26        -     28,426        -      58,066
                                           --------- --------- --------- --------- --------- ----------
     Total current liabilities               90,771    30,453     4,671    34,138   (13,405)   146,628
                                           --------- --------- --------- --------- --------- ----------

Accumulated deferred income taxes            66,199     1,277     3,281    21,816        -      92,573
Deferred investment tax credits               7,222       643     1,067     4,976        -      13,908
Accrued decommissioning costs                28,947        -         -    231,841        -     260,788
Regulatory Liabilities and other deferred c  26,505     5,435       581   144,024        -     176,545
                                           --------- --------- --------- --------- --------- ----------
                                            128,873     7,355     4,929   402,657        -     543,814
                                           --------- --------- --------- --------- --------- ----------
Total Capitalization and Liabilities       $544,143   $70,566   $21,383  $584,840  ($38,520) $1,182,412
                                           ========= ========= ========= ========= ========= ==========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION                         3 of 4
                                                          AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1997
                                                          (Dollars in thousands)

                                                                 C.V.                                     Consol-
                                                                Realty                                    idating
                                             CVPS      CVEC      Inc.       SES       CEC       CIC       Entries  CVPS-CONS
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                                     (Note A)  (Note A)  (Note A)  (Note A)   (Note A)
                 Assets
                 ------
Utility plant, at original cost            $448,909   $12,573         -         -         -         -           -  $461,482
  Less accumulated depreciation             146,805     4,445         -         -         -         -               151,250
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                            302,104     8,128         0         -         -         -           -   310,232
  Construction work in progress               9,561       889         -         -         -         -           -    10,450
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                            311,665     9,017         0         -         -         -           -   320,682
Nuclear fuel                                  7,110         -         -         -         -         -           -     7,110
  Less accumulated amortization               6,146         -         -         -         -         -           -     6,146
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Net utility plant                      312,629     9,017         0         -         -         -           -   321,646
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Investments in affiliates,
  at equity (Note D)
  Nuclear generating companies               21,469         -         -         -         -         -           -    21,469
  Other affiliated companies                 38,219         -         -         -         -         -     (33,193)    5,026
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total                                   59,688         0         0         0         0         -     (33,193)   26,495
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

Nonutility investments                            -         -         -         -    30,772         -           -    30,772
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Nonutility property, less accumulated
  depreciation of $83 parent company
  and $3,994 consolidated                       409         -        38     1,909       538         -           -     2,894
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

Current assets:
  Cash & Cash Equivilents                     9,462       169       235         6     6,619         15               16,506
  Accounts receivable, less allowance for         -
    uncollectible accounts $1,850 parent
    company and $1,946 consolidated          20,407     1,975         -        14        57         -           -    22,453
  Accounts receivable - affiliates            5,647         -        56       660       199         12     (5,861)      713
  Unbilled revenue                           18,595       356         -         -         -         -           -    18,951
  Materials and supplies, at average cost     3,760         -         -        19         -         -           -     3,779
  Prepayments                                 1,365        99         -         -         -         -           -     1,464
  Other current assets                        5,286        22         -         -     3,030         -           -     8,338
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total current assets                    64,522     2,621       291       699     9,905         27     (5,861)   72,204
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Regulatory assets and other deferred charge  88,161     1,968         -         3         -         -           -    90,132
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
      Total Assets                         $525,409   $13,606      $329    $2,611   $41,215        $27   ($39,054) $544,143
                                           ========= ========= ========= ========= ========= ==========  ========= =========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION                           4 of 4
                                                            AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1997
                                                          (Dollars in thousands)

                                                                  CV                                      CONSOL-
                                                                REALTY                                    IDATING
                                             CVPS      CVEC       INC       SES       CEC       CIC       ENTRIES  CVPS-CONS
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                                     (Note A)  (Note A)  (Note A)  (Note A)   (Note A)
     Capitalization and Liabilities
     ------------------------------
Capitalization:
Common stock (Note E)                       $70,715      $700        30        -         -         -        ($730)  $70,715
 Other paid-in capital                       47,189     1,250        -      2,623    21,015        120    (25,008)   47,189
 Capital stock expense                       (1,894)       -         -         -         -         -            -    (1,894)
 Retained earnings                           75,841    (2,237)      206    (1,271)   10,850        (93)    (7,455)   75,841
 Treasury stock (Note E)                     (4,728)       -         -         -         -         -            -    (4,728)
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total common stock equity              187,123      (287)      236     1,352    31,865         27    (33,193)  187,123
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Cumulative preferred and preference
  stock (Note F)                             27,054        -         -         -         -         -            -    27,054
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

First Mortgage bonds                         76,500        -         -         -         -         -            -    76,500
Notes payable                                16,300        -         -         -        299        -             -   16,599
Long-term lease arrangements                 17,223        -         -         -         -         -            -    17,223
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total long-term debt                   110,023         0        0         -        299        -            -   110,322
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

     Total capitalization                   324,200      (287)      236     1,352    32,164         27    (33,193)  324,499
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

Current liabilities:
  Notes payable - banks                      12,000       625        -         25         -        -            -    12,650
  Long-term debt - current portion           20,500     3,750        -         -         21        -            -    24,271
  Accounts payable                            4,232       445        -         95       367        -            -     5,139
  Accounts payable - affiliates              12,901     2,627        93       610     1,541        -       (5,861)   11,911
  Accrued interest                              552         2        -         -          1        -            -       555
  Accrued Income taxes                        6,563       (27)       -         -         95        -            -     6,631
  Other current liabilities                  23,889     5,559        -          9       157        -            -    29,614
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total current liabilities               80,637    12,981        93       739     2,182        -       (5,861)   90,771
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

Accumulated deferred income taxes            58,082       820        -        520     6,777        -            -    66,199
Deferred investment tax credits               7,132        90        -         -          -        -            -     7,222
Nuclear decommissioning costs                28,947         -        -         -          -        -            -    28,947
Deferred credots                             26,411         2        -         -         92        -            -    26,505
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                            120,572       912        0        520     6,869        -            -   128,873
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Total Capitalization and Liabilities       $525,409   $13,606      $329    $2,611   $41,215        $27   ($39,054) $544,143
                                           ========= ========= ========= ========= ========= ==========  ========= =========

                                        Exhibit A

                       CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                   AND ITS SUBSIDIARIES

                       Notes to Consolidating Financial Statements
                          For the Year Ended December 31, 1997



     Note A-Consolidation:
          The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC), C. V. Realty, Inc., SmartEnergy Services, Inc. (SES), Catamount Energy Corporation (CEC), and Catamount Investment Corporation (CIC) which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc.
          (VELCO) 56.8% owned, Vermont Electric Transmission Company, Inc. (VETCO), a wholly owned subsidiary of VELCO and Vermont Yankee Nuclear Power Corporation (VY) 31.3% owned, which constitutes total consolidated.

          CVPS follows the equity method of accounting for its investments in affiliates. See Note D.


     Note B-Income taxes:
          CVPS and its wholly owned subsidiaries
          --------------------------------------
          The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

          A valuation allowance has not been recorded, as the Company expects all deferred income tax assets will be utilized in the future.

          CVPS Consolidated deferred income taxes are reported gross on the Consolidating Balance Sheet in order to conform with the Company's majority owned subsidiaries' presentation of deferred income taxes.

          VELCO
          -----
          VELCO records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

                       CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                   AND ITS SUBSIDIARIES

                       Notes to Consolidating Financial Statements
                                       (continued)



          VY
          --
               Vermont Yankee records taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.


     Note C-VETCO:
               Vermont Electric Transmission Company, Inc. (VETCO) was incorporated in 1982, and is a wholly owned subsidiary of Vermont Electric Power Company, Inc. VETCO was formed to construct, own and operate the Vermont portion of a high voltage transmission line connecting the electric system of New England with that of Hydro-Quebec, a Canadian utility.

               VETCO has entered into support agreements in connection with construction of the transmission line with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

               Because these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

                       CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                   AND ITS SUBSIDIARIES

                       Notes to Consolidating Financial Statements



     Note D-Investments in affiliates:
               CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):

                                                                  December 31,
                                                                      1997
                                                                  ------------
          Nuclear generating companies
               VY                                                   $16,866
               Maine Yankee Atomic Power Company                      1,560
               Connecticut Yankee Atomic Power Company                2,208
               Yankee Atomic Electric Company                           835

          Other affiliated companies:
               CVEC                                                    (287)
               C. V. Realty, Inc.                                       236
               SES                                                    1,352
               CEC                                                   31,865
               CIC                                                       27
               VELCO:
                  Common stock                                        3,518
                  Preferred stock                                     1,508
                                                                    -------
                    Total investments - CVPS                         59,688

               VELCO investment in VETCO                              3,223
                                                                    -------
                    Total investments                                62,911

          Consolidating eliminations                                 58,308
                                                                    -------
                    Total consolidated                              $ 4,603
                                                                    =======

                       CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                   AND ITS SUBSIDIARIES

                       Notes to Consolidating Financial Statements



     Note E-Common stock:
               The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):

                                                                  December 31,
                                                                      1997
                                                                  ------------
          CVPS:
               Common stock, $6 par value, authorized
                  19,000,000 shares; outstanding
                  11,785,848 shares                                $ 70,715
                  Treasury stock, at cost 362,447 shares             (4,728)
          CVEC:
               Common stock, $50 par value, authorized
                  20,000 shares; outstanding 14,000 shares              700
          C. V. Realty, Inc.:
               Common stock, $100 par value, authorized
                  500 shares; outstanding 300 shares                     30
          SES:
               Common stock, $1 par value, authorized
                  10,000 shares; outstanding 1 share                    -

          CIC:
               Common stock, $100 par value, authorized
                  10,000 shares; outstanding 1 share                    -

          CEC:
               Common stock, $1 par value, authorized
                  10,000 shares; outstanding 1 share                    -
          VELCO:
               Common stock, $100 par value, Class B-authorized
                  92,000 shares; outstanding 60,000 shares            6,000
          VETCO:
               Common stock, $100 par value, authorized
                  and outstanding 10 shares                               1
          VY:
               Common stock, $100 par value, authorized
                  400,100 shares; outstanding 400,014 shares         40,001
                  Treasury stock, at cost 7,533 shares               (1,130)
                                                                   --------
                       Total common stock equity                    111,589

          Consolidating eliminations                                 45,602
                                                                   --------
                       Total consolidated                          $ 65,987
                                                                   ========

                       CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                   AND ITS SUBSIDIARIES

                       Notes to Consolidating Financial Statements



     Note F-Preferred and preference stock:
               Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):
                                                                  December 31,
                                                                      1997
                                                                  ------------
          CVPS:
               Preferred stock, $100 par value, authorized
                  500,000 shares
                   Outstanding:
                    4.15%  series,  37,856 shares                   $ 3,786
                    4.65%  series,  10,000 shares                     1,000
                    4.75%  series,  17,682 shares                     1,768
                    5.375% series,  15,000 shares                     1,500
                    8.30%  series, 200,000 shares                    19,000
               Preferred stock, $25 par value, authorized
                  1,000,000 shares; outstanding - none                  -
               Preference stock, $1 par value, authorized
                  1,000,000 shares; outstanding - none                  -

          VELCO:
               Preferred stock, $100 par value, authorized
                  125,000 shares; outstanding 100,000 shares         10,000
               Return of capital                                     (6,800)

          VY:
               Preferred stock, $100 par value, authorized
                  300,000 shares; outstanding - none                    -
                                                                   --------
                    Total cumulative preferred and
                     preference stock                                30,254

          Consolidating eliminations                                  3,200
                                                                   --------
                    Total consolidated                             $ 27,054
                                                                   ========

                                        EXHIBIT C


          Organizational chart showing the relationship of each EWG to associate companies in the holding-company system.


                       CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                (Name of Holding Company)

                                          100%
                              CATAMOUNT ENERGY CORPORATION


       100%          100%         100%          50%         100%         50%
     CATAMOUNT    CATAMOUNT    CATAMOUNT      GLENNS     CATAMOUNT     RUPERT
     WILLIAMS     THETFORD       GLENNS       FERRY        RUPERT      MGMNT.,
     LAKE, LTD.     CORP.        FERRY        MGMNT.,       CORP.       INC.
                                   CORP.         INC.


       24.5%         44%         49.5%          1%          49.5%        1%
      T.E.S.      FIBROTHETFORD  GLENNS       GLENNS       RUPERT      RUPERT
     WILLIAMS        LTD.        FERRY        FERRY        COGEN.      COGEN.
     LAKE, LTD.                  COGEN.       COGEN.      PARTNERS,   PARTNERS
                                PARTNERS,    PARTNERS,      LTD.        LTD.
                                  LTD.         LTD.


        33%
     NW ENERGY
     WILLIAMS
     LAKE L.P.
